Dean Witter Spectrum Series
Monthly Report
July 1997

Dear Limited Partner:

The Net Asset Value per unit for each of the three Dean Witter Spectrum Funds as of July 31, 1997 was as follows:

Funds               N.A.V.         % change for month
Spectrum Balanced   $14.02               11.94%
Spectrum Strategic  $12.38                 7.62%
Spectrum Technical  $14.41                           9.37%

In Spectrum Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forwards markets, gains were recorded during July in the stock and bond portions of the balanced portfolio, as U.S. stock and bond prices continue to move higher during July. Additional gains were recorded in the managed futures portion of the portfolio from long positions in U.S. and Australian interest rate futures, as prices in these markets moved higher. Gains were also recorded in the currency markets from short positions in the New Zealand dollar, French franc, Italian lira and Spanish peseta as the value of these currencies moved lower versus the U.S. dollar. Smaller currency gains were recorded as the value of the U.S. dollar also increased relative to the German mark and Swiss franc. A portion of the Fund's gains was offset by losses recorded in soft commodities from trading cotton futures as prices in this market moved in a choppy pattern.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forwards markets, gains were posted for the month from short German mark positions as its value decreased relative to the U.S. dollar. Smaller currency gains were recorded from short Japanese yen, French and Swiss francs as the value of these currencies also moved lower versus the U.S. dollar. In financial futures trading, an upward price move in global interest rate and stock index futures resulted in profits for the Fund's long positions. In the metals markets, gains recorded from trading aluminum, zinc and gold futures more than offset losses recorded from trading copper futures during July. A portion of the Fund's gains was offset by losses recorded from long cocoa futures positions as prices reversed lower and from short positions in corn and soybean futures as prices in these markets moved higher after moving lower in recent months.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forwards markets, gains were recorded from long U.S. and Australian interest rate futures as global bond prices trended higher during the month. Additional gains were recorded from long positions in Japanese and European interest rate futures. In global stock index futures, gains were recorded from long positions as global equity prices continued to trend higher. Additional gains were recorded in currency markets from short German mark positions as its value decreased relative to the U.S. dollar. Smaller gains were recorded from short Swiss franc positions as its value also moved lower versus the U.S. dollar.
These gains were partially offset by losses recorded from long positions in the Japanese yen and British pound. In metals, a decline in gold prices early in the month resulted in gains from short gold futures positions. A portion of the Fund's gains was offset by losses recorded from short corn and soybean futures positions as prices in these markets reversed higher after trending lower in recent months. Smaller losses were recorded from trendless price movement in soft commodities and energy markets.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York, NY 10048, or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Mark J. Hawley
President
Demeter Management Corporation
General Partner




Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE
RESULTS.
Funds                    Year                Return
Spectrum Balanced
                    1994 (2 months)                -1.7%
                    1995                 22.8%
                    1996                 -3.7%
                    1997 (7 months)                 20.6%

               Inception-to-Date Return:          40.2%
               Annualized Return:        13.1%
___________________________________________________________________________
_____________________________

Spectrum Strategic
                    1994 (2 months)                 0.1%
                    1995                 10.5%
                    1996                 -3.5%
                    1997 (7 months)                 16.0%

               Inception-to-Date Return:             23.8%
               Annualized Return:            8.1%
___________________________________________________________________________
_____________________________

Spectrum Technical
                    1994 (2 months)                -2.2%
                    1995                 17.6%
                    1996                 18.4%
                    1997 (7 months)                  5.9%

               Inception-to-Date Return:           44.1%
               Annualized Return:        14.2%

Statements of Operations
For the Month Ended July 31, 1997
(Unaudited)
                                        Dean Witter Spectrum
Balanced

                                        Percent of
                                        July 1, 1997
                                        Beginning
                               Amount   Net Asset Value
                                 $           %
REVENUES
Trading Profit (Loss):
  Realized                      293,446                1.39
  Net change in unrealized    2,548,401     12.06
  Total Trading Results       2,841,847     13.45
Interest Income (DWR)           100,129       .47
  Total Revenues              2,941,976        13.92

EXPENSES
Incentive fees                          300,250        1.42
Brokerage commissions (DWR)      96,874       .46
Management fees                  22,017       .10

  Total Expenses                419,141      1.98

NET INCOME (LOSS)             2,522,835     11.94



Statements of Changes in Net Asset Value
For the Month Ended July 31, 1997
(Unaudited)
                            Dean Witter Spectrum Balanced
                          Units          Amount    Per Unit
                                           $          $
Net Asset Value,
 July 1, 1997           1,687,052.66    21,136,238    12.53
Net Income (Loss)                  -     2,522,835     1.49
Redemptions              (41,696.587)     (584,586)   14.02
Subscriptions             44,132.574       618,739    14.02

Net Asset Value,
  July 31, 1997        1,689,488.053   23,693,226    14.02





The accompanying notes are an integral part of these financial statements.




      Dean Witter Spectrum Strategic           Dean Witter Spectrum Technical
                     Percent of
Percent of
                     July 1, 1997
July 1, 1997
                     Beginning
Beginning
       Amount        Net Asset Value    Amount    Net Asset
Value
           $               %               $             %

      2,981,586      5.26               (678,182)       (.47)
      1,835,825      3.24             15,086,325    10.48

      4,817,411      8.50             14,408,143    10.01
        209,215       .37                538,426      .38

      5,026,626      8.87             14,946,569    10.39

        127,509       .23                      0      .00
         389,644      .69                989,333      .69
        188,918       .33                479,676      .33

        706,071      1.25              1,469,009     1.02

      4,320,555      7.62             13,477,560     9.37






  Dean Witter Spectrum Strategic      Dean Witter Spectrum Technical
    Units        Amount   Per Unit     Units        Amount       Per Unit
                 $          $                         $            $
4,927,855.455  56,675,463  11.50  10,919,624.399  143,903,051     13.18
            -   4,320,555    .88              -    13,477,560      1.23
  (40,242.733)   (498,205) 12.38     (99,692.873)  (1,436,574)    14.41
  205,362.561   2,542,389  12.38     430,600.923    6,204,958     14.41

5,092,975.283  63,040,202  12.38  11,250,532.449  162,148,995    14.41





Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)



1.  Summary of Significant Accounting Policies

Organization , Dean Witter Spectrum Balanced L.P. ("Spectrum Balanced"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and Demeter are wholly-owned subsidiaries of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting , The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily Net Assets for the month in the case of Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs , Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 11/24 of 1% of the Net Assets as of the first day of each month. Effective August 1, 1997, the flat-rate brokerage fee will be reduced from 5.50% per annum to 4.90% per nnum.

Brokerage fees for Spectrum Strategic and Spectrum Technical are accrued at a monthly rate of 33/48 of 1% of the Net Assets as of the first day of each month. Effective August 1, 1997, the flat-rate brokerage fee will be reduced from 8.25% per annum to 7.65% per annum.

Such fees will cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)


Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month.
No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions , Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twelfth, eighteenth, or twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 regardless of its financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Continued)

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  A. Gary Shilling & Co., Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Co. Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Strategic and Spectrum Technical.


Incentive Fee , Each Partnership will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. When trading losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered.

4.  Legal Matters

On September 6, 10, and 20, 1996 and on March 13, 1997, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures & Currency Management Inc., MSDWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including JWH) to those pools. On June 16, 1997, the plaintiffs in the above actions filed a consolidated amended complaint. Similar purported class actions were also filed on September 18 and 20, 1996, in the Supreme Court of the State of New York, New York County, and on November 14, 1996 in the Superior Court of the State of Delaware, New Castle County against the Dean Witter Parties and certain trading advisors (including JWH) on behalf of all purchasers of interests in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty,

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)


fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.